Form 40-F
period 2021-12-31
Largo Inc.
filed 2022-03-16
CIK 1400438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021	Commission File Number: 001-40333

Largo Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1400

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

55 University Avenue

Suite 1105

Toronto, Ontario M5J 2H7
Canada

(416) 861-9797

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
1015 15th Street, N.W., Suite 1000

Washington, DC 20005

(202) 572-3111

(Name, address (including zip code) and telephone number (including area code) of agent for service in the
United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered

Common Shares	LGO	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
 (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  64,726,390

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☒  NO ☐

Indicate by check mark whether the registrant is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Largo Inc.

EXPLANATORY NOTE

Largo Inc. (the "Registrant") is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Disclosure of Contractual Obligations" in this Annual Report on Form 40-F. Please see "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 21 of the Management's Discussion and Analysis for the fiscal year ended December 31, 2021 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and "Cautionary Note Regarding Forward-Looking Information" beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2021 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2021, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = C$1.2777. The exchange rate of Brazilian Real into United States dollars, on December 30, 2021, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = R$5.5749. The exchange rate of European Euro into United States dollars, on December 30, 2021, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = €$1.1318.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2021, including the Independent Auditor's Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2021 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant's "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Registrant's principal executive officer (the "CEO") and principal financial officer (the "CFO"). Based upon that evaluation, the Registrant's CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant's disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant's CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant's CEO and CFO believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Registrant's registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant's annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Koko Yamamoto, Daniel Tellechea and David Brace.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are "independent," as such term is defined under the rules of The NASDAQ Stock Market LLC ("NASDAQ"). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Koko Yamamoto is an "audit committee financial expert," as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the "Commission") has indicated that the designation of Koko Yamamoto, as an audit committee financial expert does not make her an "expert" for any purpose, impose any duties, obligations or liability on her that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled "Code of Business Conduct and Ethics" (the "Code") that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with NASDAQ Listing Rule 5610. The Code includes, among other things, written standards for the Registrant's CEO, CFO and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant's website at www.largoinc.com under "About Us/Governance".

No substantive amendments to the Code were adopted during the year ended December 31, 2021. No "waiver" or "implicit waiver," as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2021.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP, Chartered Professional Accountants, serves as the Registrant's auditing firm. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2021 and December 31, 2020 are detailed below.

Audit Fees

PricewaterhouseCoopers LLP agreed upon fees, excluding expenses, in each of the last two fiscal years for audit services were C$240,000 in 2021, and C$133,000 in 2020.

PricewaterhouseCoopers Brazil, external auditors of Largo Vanádio S.A. in Brazil agreed upon fees, excluding expenses, in each of the last two fiscal years were R$586,000 in 2021 and R$468,940 in 2020.

PricewaterhouseCoopers agreed upon fees were €70,000 for the fiscal year ended December 31, 2021 relating to PricewaterhouseCoopers Ireland, external auditors of Largo Commodities Trading Limited, in Ireland and €35,000 for the fiscal year ended December 31, 2020.

Audit-Related Fees

PricewaterhouseCoopers LLP fees incurred in each of the last two fiscal years for assurance and related services related to the performance of the auditor's review for the Registrant's financial statements not included in audit fees above were C$55,000 in 2021 and C$45,000 in 2020.

Tax Fees

PricewaterhouseCoopers LLP fees incurred in each of the last two fiscal years for professional tax services rendered were C$nil in 2021 and C$79,393 in 2020. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

PricewaterhouseCoopers Brazil billed Largo Vanádio S.A. R$nil in the fiscal year ended December 31, 2021 and R$138,667 in the fiscal year ended December 31, 2020 for tax compliance in Brazil.

PricewaterhouseCoopers Ireland billed Largo Commodities Trading Limited €76,826 in the fiscal year ended December 31, 2021 for tax advisory services in Ireland and €113,386 for the fiscal year ended December 31, 2020.

All Other Fees

PricewaterhouseCoopers LLP fees incurred in each of the last two fiscal years for other advisory services rendered were C$62,769 in 2021 and $nil in 2020.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2021, all audit and non-audit services performed by the Registrant's auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2021, the Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2021, information with respect to the Registrant's known contractual obligations:

	Payments Due by Period (All amounts in thousands of United States dollars)
	Less than 1	1-3 years	3-5 years	More than		Total
Contractual Obligations	year			5 years
Accounts payable and accrued
liabilities	19,723	--	--	--		19,723
Long-term debt	15,000	--	--	--		15,000
Capital lease	563	1,799	366	--		2,728
Operating lease	229	143	--	--		372
Purchase obligations	--	--	--	--	--

Management obligations	--	--	--	--		--

Other long-term liabilities	--	--	--	--		--
Total	35,515	1,942	366	--		37,823

INTERACTIVE DATA FILE

The Registrant will submit by amendment Exhibits 101 and 104 to this Annual Report on Form 40-F its Interactive Data Files. The amendment will be filed within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2021, the Registrant had no mines in the United States subject to regulation by MSHA under the Mine Act.

CORPORATE GOVERNANCE

The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant's corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant's website at www.largoinc.com under "About Us/Governance /Statement of Differences - Nasdaq ".

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the Commission on May 19, 2021 with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

 EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Annual Information Form of the Registrant for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2021, together with the Auditors' Report thereon

99.3	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2021

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP (PCAOB ID: 271)

101*	XBRL Document

104*	Cover Page Interactive Data File

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Largo Inc.

By:	/s/ Ernest Cleave
Name: Ernest Cleave
Title: Chief Financial Officer

Date: March 16, 2022