Form 40-F/A
period 2021-12-31
Largo Inc.
filed 2022-04-04
CIK 1400438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

(Check One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021	Commission File Number: 001-40333

Largo Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English (if applicable))

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

1400
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

55 University Avenue
Suite 1105
Toronto, Ontario M5J 2H7
Canada
(416) 861-9797
(Address and telephone number of Registrant's principal executive offices)

C T Corporation System
1015 15th Street, N.W., Suite 1000
Washington, DC 20005
(202) 572-3111
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

[X] Annual information form            [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 64,726,390

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] NO [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [X] NO [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [   ]

Largo Inc.

EXPLANATORY NOTE

Largo Inc., an Ontario corporation (the "Registrant"), is filing this Amendment No. 1 (the "Amendment") to Form 40-F (the "Form 40-F/A") for the year ended December 31, 2021, to furnish Exhibits 101 and 104, which provide certain items from the Registrant's Form 40-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, the Registrant is filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of the Registrant's Form 40-F, as filed with the Commission on March 16, 2022 (the "Original Filing"). Additionally, this Amendment also contains the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and the consent of PricewaterhouseCoopers LLP, the Registrant's auditor.

No other changes have been made to the Original Filing other than the furnishing of the exhibits described above, and no changes have been made to the financial statements previously filed as Exhibit 99.2 to the Registrant's Original Filing. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Original Filing, or modify or update in any way disclosures made in the Original Filing.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1*	Annual Information Form of the Registrant for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2021, together with the Auditors' Report thereon

99.3*	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2021

99.4*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP (PCAOB ID: 271)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Largo Inc.

	By:	/s/ Ernest Cleave
Name: Ernest Cleave
Title: Chief Financial Officer

Date: April 4, 2022