Form 40-F
period 2022-12-31
Largo Inc.
filed 2023-03-09
CIK 1400438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022	Commission File Number: 001-40333

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 64,004,956

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [ ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

Auditor Firm Id:	Auditor Name:	Auditor Location:
85	KPMG LLP	Toronto, Ontario, Canada
271	PricewaterhouseCoopers LLP	Toronto, Ontario, Canada

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Disclosure of Contractual Obligations" in this Annual Report on Form 40-F. Please see "Cautionary Statement Regarding Forward-Looking Information" beginning on page 21 of the Management's Discussion and Analysis for the fiscal year ended December 31, 2022 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and "Cautionary Note Regarding Forward-Looking Information" beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2022 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2022, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = C$1.3532. The exchange rate of Brazilian real into United States dollars, on December 30, 2022, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = R$5.2860. The exchange rate of European euro into United States dollars, on December 30, 2022, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = €$1.0698.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2022, including the Independent Auditor's Reports with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2022 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant's "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) was carried out by the Registrant's principal executive officer (the "PEO") and principal financial officer (the "PFO"). Based upon that evaluation, the Registrant's PEO and PFO have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant's disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant's PEO and PFO, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant's PEO and PFO believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

In designing and evaluating the Registrant's internal control over financial reporting, the Registrant's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2022, based on those criteria.

In accordance with the Jumpstart Our Business Startups Act (the "JOBS Act") enacted on April 5, 2012, the Registrant qualifies as an "emerging growth company" ("EGC"), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant's independent auditor assess the Registrant's internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant's annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Koko Yamamoto, David Brace, and Jonathan Lee.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are "independent," as such term is defined under the rules of The NASDAQ Stock Market LLC ("NASDAQ"). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they are able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Ms. Yamamoto, is an "audit committee financial expert," as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the "Commission") has indicated that the designation of Ms. Yamamoto, as an audit committee financial expert does not make her an "expert" for any purpose, impose any duties, obligations or liability on her that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled "Code of Business Conduct and Ethics" (the "Code") that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with NASDAQ Listing Rule 5610. The Code includes, among other things, written standards for the Registrant's Chief Executive Officer, Chief Financial Officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant's website at www.largoinc.com under "About Us - Governance."

No substantive amendments to the Code were adopted during the year ended December 31, 2022. No "waiver" or "implicit waiver," as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2022.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PwC"), was the auditor of the Registrant for the fiscal year ended December 31, 2021. PwC resigned as the auditor of the Registrant, effective March 15, 2022. The Registrant subsequently appointed KPMG LLP, Chartered Professional Accountants ("KPMG"), on March 15, 2022 to fill the vacancy created by the resignation of PwC, and to hold such position until the close of the next annual meeting of shareholders of the Registrant. For more information, please see the Notice of Change of Auditor, dated March 18, 2022, furnished to the Commission as Exhibit 99.1 to its Report of Foreign Issuers on Form 6-K, dated March 30, 2022.

Aggregate fees billed to the Registrant for professional services rendered by KPMG and PwC and their respective affiliates during the fiscal years ended December 31, 2022 and 2021 are detailed below.

Audit Fees

KPMG's agreed upon fees in the fiscal year ended December 31, 2022 for audit services were C$851,276. PwC's agreed upon fees in the fiscal year ended December 31, 2021 for audit services were C$240,000, R$586,000 in Brazil and €70,000 in Ireland.

Audit-Related Fees

KPMG fees incurred in the fiscal year ended December 31, 2022 for assurance and related services related to the performance of the auditor's review for the Registrant's financial statements not included in audit fees above were C$nil. PwC fees incurred in the fiscal year ended December 31, 2021 for assurance and related services related to the performance of the auditor's review for the Registrant's financial statements not included in audit fees above were C$55,000.

Tax Fees

KPMG fees incurred in the fiscal year ended December 31, 2022 for professional tax services rendered were C$162,120 and €28,446. PwC's fees incurred in the fiscal year ended December 31, 2021 for professional tax services rendered were C$nil and €76,826. The professional tax services related to tax compliance, tax planning and other related tax services.

All Other Fees

KPMG fees incurred in the fiscal year ended December 31, 2022 for other advisory services rendered were C$29,960, of which C$10,700 were incurred in 2022 prior to KPMG's appointment as auditor. PwC fees incurred in the fiscal year ended December 31, 2021 for other advisory services rendered were C$62,769.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2022, all audit and non-audit services performed by the Registrant's auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2022, the Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2022, information with respect to the Registrant's known contractual obligations:

	Payments Due by Period (All amounts in thousands of United States dollars)
	Less than 1	1-3 years	3-5 years	More than	Total
Contractual Obligations	year			5 years
Accounts payable and accrued liabilities	26,634	326	-	-	26,960
Long-term debt	4,000	36,000	-	-	40,000
Capital lease	581	1,218	367	-	2,166
Operating lease	243	132	22	-	-
Purchase obligations	-	-	-	-	-
Management obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	31,458	37,676	389	-	69,523

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2022, the Registrant had no mines in the United States subject to regulation by MSHA under the Mine Act.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

CORPORATE GOVERNANCE

The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant's corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant's website at www.largoinc.com under "About Us - Governance - Statement of Differences - Nasdaq."

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Annual Information Form of the Registrant for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2022, together with the Auditors' Report thereon

99.3	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2022

99.4	Certification of the Interim Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm - KPMG LLP (PCAOB ID: 85)

99.9	Consent of Registered Public Accounting Firm - PricewaterhouseCoopers LLP (PCAOB ID: 271)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Largo Inc.

	By:	/s/ Ernest Cleave
Name: Ernest Cleave
Title: Chief Financial Officer

Date: March 9, 2023