Form 40-F
period 2024-12-31
Largo Inc.
filed 2025-03-28
CIK 1400438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024	Commission File Number: 001-40333

Largo Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English (if applicable))

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

1400
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

1 First Canadian Place

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 64,112,297 common shares.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Disclosure of Contractual Obligations" in this Annual Report on Form 40-F. Please see "Cautionary Statement Regarding Forward-Looking Information" beginning on page 24 of the Management's Discussion and Analysis for the fiscal year ended December 31, 2024 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and "Cautionary Note Regarding Forward-Looking Information" beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2024 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2024, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = C$1.44. The exchange rate of Brazilian Real into United States dollars, on December 31, 2024, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = R$6.184. The exchange rate of European Euro into United States dollars, on December 31, 2024, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = €$1.035.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended December 31, 2024 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2024, including the report of KPMG LLP, the Registrant’s Independent Registered Public Accounting Firm, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2024 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

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

Management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2024, based on those criteria.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that David Brace, is an "audit committee financial expert," as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the "Commission") has indicated that the designation of David Brace, as an audit committee financial expert, does not make him an "expert" for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

No substantive amendments to the Code were adopted during the year ended December 31, 2024. No "waiver" or "implicit waiver," as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2024.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Professional Accountants ("KPMG"), has served as the Registrant's auditor since March 15, 2022. Aggregate fees billed to the Registrant for professional services rendered by KPMG and its affiliates during the fiscal years ended December 31, 2024 and 2023 are detailed below.

Audit Fees

KPMG's agreed upon fees in the fiscal years ended December 31, 2024 and December 31, 2023 for audit services were C$1,361,729 and C$969,215, respectively.

Audit-Related Fees

KPMG fees incurred in the fiscal year ended December 31, 2024 and December 31, 2023 for assurance and related services related to the performance of the auditor's review for the Registrant's financial statements not included in audit fees above were C$nil and C$nil, respectively.

Tax Fees

KPMG fees incurred in the fiscal year ended December 31, 2024 for professional tax services were C$207,902 and €86,651. Fees for professional tax services incurred by KPMG in the fiscal year ended December 31, 2023 were C$432,658 and €103,906.

All Other Fees

KPMG fees incurred in the fiscal year ended December 31, 2024 were C$nil. KPMG fees incurred in the fiscal year ended December 31, 2022 for other advisory services rendered were C$nil.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2024, all audit and non-audit services performed by the Registrant's auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2024, the Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2024, information with respect to the Registrant's known contractual obligations:

	Payments Due by Period (All amounts in thousands of United States dollars)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	31,270	-	-	-	31,270
Long-term debt	74,780	17,500	-	-	92,280
Capital lease	618	367	-	-	985
Operating lease	49	31	10	-	90
Purchase obligations	-	-	-	-	-
Management obligations	-	-	-	-	-
Other long-term liabilities	-	13,638	-	-	13,638
Total	106,717	31,536	10	-	138,263

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2024, the Registrant had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

97.1	Largo Inc. Dodd-Frank Clawback Policy (incorporated by reference to the Registrant's Annual Report on Form 40-F for the year ended December 31, 2023, filed with the Commission on March 22, 2024).

99.1	Annual Information Form of the Registrant for the year ended December 31, 2024

99.2	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2024 and 2023, together with the report of the Independent Registered Public Accounting Firm thereon

99.3	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2024

99.4	Certification of the Interim Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Interim Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm - KPMG LLP (PCAOB ID: 85)

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Largo Inc.

	By:	/s/ David Harris
Name: David Harris
Title: Chief Financial Officer
Date: March 28, 2025