Form 40-F
period 2025-12-31
Largo Inc.
filed 2026-04-01
CIK 1400438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025	Commission File Number: 001-40333

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 83,673, 905 common shares.

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

Largo Inc.

EXPLANATORY NOTE

Largo Inc. (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), and 14(f) of the Exchange Act pursuant to Rule 3a12-3 thereunder. Furthermore, as a Canadian issuer, insiders of the Registrant are also exempt from Section 16 of the Exchange Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Cautionary Statement Regarding Forward-Looking Information” beginning on page 30 of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Cautionary Note Regarding Forward-Looking Information” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2025 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025, based upon historical rates published by the Bank of Canada U.S. Federal Reserve, was U.S.$1.00 = C$1.3712. The exchange rate of Brazilian Real into United States dollars, on December 31, 2025, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = R$5.4770. The exchange rate of European Euro into United States dollars, on December 31, 2025, based upon historical rates published by the U.S. Federal Reserve, was U.S.$1.00 = €$1.1736.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2025, including the report of KPMG LLP, the Registrant’s Independent Registered Public Accounting Firm, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management's Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis (the “MD&A”) for the fiscal year ended December 31, 2025 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures, Management Report on Internal Control Over Financial Reporting & Auditor Attestation, and Changes in Internal Control over Financial Reporting

The required information on the Registrant’s “disclosure controls and procedures” and “internal control over financial reporting is included under the heading "Disclosure Controls and Procedures and Internal Control Over Financial Reporting" in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are David Brace, Jonathan Lee, and Andrea Weinberg.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The Nasdaq Stock Market LLC (“Nasdaq”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they are able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that David Brace, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of David Brace, as an audit committee financial expert, does not make him an “expert” for any purpose, impose any duties, obligations or liability on her that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Business Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with Nasdaq Listing Rule 5610. The Code includes, among other things, written standards for the Registrant’s Chief Executive Officer, Chief Financial Officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at www.largoinc.com under “About Us - Governance.”

No substantive amendments to the Code were adopted during the year ended December 31, 2025. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2025.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Professional Accountants (“KPMG”), has served as the Registrant’s auditor since March 15, 2022. Aggregate fees billed to the Registrant for professional services rendered by KPMG and its affiliates during the fiscal years ended December 31, 2025 and 2024 are detailed below.

Audit Fees

KPMG’s agreed upon fees in the fiscal years ended December 31, 2025 and December 31, 2024 for audit services were C$1,481,700 and C$1,361,729, respectively.

Audit-Related Fees

KPMG fees incurred in the fiscal year ended December 31, 2025 and December 31, 2024 for assurance and related services related to the performance of the auditor’s review for the Registrant’s financial statements not included in audit fees above were C$167,750 and C$nil, respectively.

Tax Fees

KPMG fees incurred in the fiscal year ended December 31, 2025 for professional tax services were C$169,436 and €150,474. Fees for professional tax services incurred by KPMG in the fiscal year ended December 31, 2024 were C$207,902 and €86,651.

All Other Fees

KPMG fees incurred in the fiscal year ended December 31, 2025 were C$nil. KPMG fees incurred in the fiscal year ended December 31, 2024 for other advisory services rendered were C$nil.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2025, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on contractual obligations, see “Commitments and Contingencies” in the Registrant’s Management Discussion & Analysis for the fiscal year ended December 31, 2025.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2025, the Registrant had no mines in the United States subject to regulation by MSHA under the Mine Act.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www.largoinc.com under “About Us - Governance - Statement of Differences - Nasdaq.”

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

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

97.1	Largo Inc. Dodd-Frank Clawback Policy (incorporated by reference to the Registrant's Annual Report on Form 40-F for the year ended December 31, 2023, filed with the Commission on March 22, 2024).

99.1	Annual Information Form of the Registrant for the year ended December 31, 2025

99.2	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm thereon

99.3	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2025

99.4	Certification of the Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.7	Certification of the Co-Chief Executive Officers pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.9	Consent of Independent Registered Public Accounting Firm - KPMG LLP (PCAOB ID: 85)

99.10	Consent of Branca Horta Abrantesx

99.11	Consent of Fabio Valerio Xavier

99.12	Consent of Guilherme Gomides Ferreira

99.13	Consent of Paulo Roberto Bergmann

99.14	Consent of Porfirio Cabaleiro Rodriguez

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Largo Inc.

	By:	/s/ Diogo Silva
Name: Diogo Silva
Title: Chief Financial Officer
Date: March 31, 2026