Form 40-F/A
period 2025-12-31
Largo Inc.
filed 2026-04-02
CIK 1400438

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

Largo Inc.

EXPLANATORY NOTE

Largo Inc. (the "Registrant") is filing this Amendment No. 1 on Form 40-F/A (this "Amendment") to its Annual Report on Form 40-F for the fiscal year ended December 31, 2025 (the "Original Filing"), which was originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 1, 2026. This Amendment is being filed to file a corrected version of Exhibit 99.3 (Management's Discussion and Analysis of the Registrant for the year ended December 31, 2025), as an incorrect version of such exhibit was inadvertently included with the Original Filing.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), new certifications by the Registrant's Principal Executive Officer and Principal Financial Officer are filed herewith as exhibits to this Amendment, in the Exhibit Index attached hereto, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. The Registrant is also including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002) as exhibits to this Amendment, in the Exhibit Index attached hereto.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time at which the Original Filing was made. No changes have been made to the financial statements of the Registrant as contained in the Original Filing. Accordingly, this Amendment should be read together with the Original Filing and the Registrant's other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

97.1*	Largo Inc. Dodd-Frank Clawback Policy (incorporated by reference to the Registrant's Annual Report on Form 40-F for the year ended December 31, 2023, filed with the Commission on March 22, 2024)

99.1*	Annual Information Form of the Registrant for the year ended December 31, 2025 (incorporated by reference to Exhibit 99.1 to the Original Filing)

99.2*	Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firm thereon (incorporated by reference to Exhibit 99.2 to the Original Filing)

99.3**	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2025

99.4**	Certification of the Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

Exhibit No.	Title of Exhibit

99.5**	Certification of the Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6**	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.7**	Certification of the Co-Chief Executive Officers pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.9*	Consent of Independent Registered Public Accounting Firm - KPMG LLP (PCAOB ID: 85) (incorporated by reference to Exhibit 99.9 to the Original Filing)

99.10*	Consent of Branca Horta Abrantesx (incorporated by reference to Exhibit 99.10 to the Original Filing)

99.11*	Consent of Fabio Valerio Xavier (incorporated by reference to Exhibit 99.11 to the Original Filing)

99.12*	Consent of Guilherme Gomides Ferreira (incorporated by reference to Exhibit 99.12 to the Original Filing)

99.13*	Consent of Paulo Roberto Bergmann (incorporated by reference to Exhibit 99.13 to the Original Filing)

99.14*	Consent of Porfirio Cabaleiro Rodriguez (incorporated by reference to Exhibit 99.14 to the Original Filing)

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).

* Previously filed.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No.1 to the Registrant's Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Largo Inc.

	By:	/s/ Diogo Silva
Name: Diogo Silva
Title: Chief Financial Officer
Date: April 1, 2026